December 28, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attn:	Lauren Pierce; Jan Woo

Re:	Arqit Quantum Inc. (the “Company”) Registration Statement on Form F-3, as amended (File No. 333-268786)

Dear Ms. Pierce and Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on December 30, 2022, or as soon thereafter as practicable.

The Company also requests that the Securities and Exchange Commission confirm the effective date and time of the Registration Statement to Company counsel, White & Case LLP, Attention: Monica Holden, by email to mholden@whitecase.com.

[Signature page follows]

Sincerely,

ARQIT QUANTUM INC.

By:	/s/ David Williams
Name:	David Williams
Title:	Chief Executive Officer

(Signature Page to F-3 Acceleration Request)